UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2018

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

7395 S. Peoria St., Suite 206	80112
Englewood, CO
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, references to “XTI,” “we,” “us,” “our,” or the “company” mean XTI Aircraft Company.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report, as well as with our offering statements filed on the Form 1-A dated August 21, 2018 and offering circular supplement dated September 18, 2018. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2022 or later.

In 2017, we received $575,000 for a combination of deposits and convertible notes that represent orders for 58 aircraft under our Aircraft Reservation Deposit Agreement. These funds will not be recorded as revenue until the orders are delivered.

Six-Months Ended June 30, 2018 Compared to Six-Months Ended June 30, 2017. Operating expenses for the six-months ended June 30, 2018 was approximately 305% greater than operating expenses for the six-months ended June 30, 2017. The principal drivers of the increase in spending came from an increased spending on conceptual design, sales and marketing and stock compensation expense included within general and administrative expenses. For instance, conceptual design costs to advance development of the TriFan 600 and begin production of our proof of concept aircraft were increased from $119,673 to $415,800 (an increase of approximately 247%). Sales and marketing expense decreased from $21,535 to $21,398 (an decrease of approximately 0.6%). General and administrative costs were increased from $184,533 to $882,019 (an increase of approximately 378%). This increase was the result of issuing approximately $489,243 in options and warrants to members of the executive management team and other service providers as compensation for services and engaging Bye Aerospace as our engineering firm to continue work on our conceptual design. We continue to prioritize our conceptual design costs to reach the next phase of development of the TriFan 600.

Interest expense for this time period increased from $15,747 to $100,345 as we continued to rely on loan financing from related parties (discussed below). Interest expense in the six-months ended June 30, 2018 also included accretion of debt discount of 54,288 associated with the warrants granted with the convertible notes issued in 2017.

As a result, our net loss for the six-months ended June 30, 2018 was $(1,419,562) as compared to a net loss of $(341,488) for the six-months ended June 30, 2017, an increase of approximately 316%. Our accumulated deficit at June 30, 2018 was $(6,721,457).

Liquidity and Capital Resources

June 30, 2018. As of June 30, 2018, we had cash of $361,897 and a working capital deficit of $(2,179,489) as compared to cash of $436,973 and a working capital deficit of $(1,930,694) at December 31, 2017. Additional current assets include $65,503 held in escrow from the sale of securities under the Regulation A Offering.

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For the six-months ended June 30, 2018, we funded our operations primarily through the sale of common stock to investors under Regulation A. These sales accounted for net proceeds of $286,586. We also repaid $21,980 in net borrowings under a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. We also sold $331,950 of common stock securities outside of the Regulation A offering.

Included in the current liabilities are convertible notes issued to related parties. Of the $1,336,154 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is included as Exhibit 6.9 to this filing. The company also received loans from Jeffrey Pino, who has since passed away. The notes have a principal amount of $97,268 and bear interest at a rate of 3.0% per annum. The loans with Mr. Pino are included in Exhibits 6.10 and 6.11 to this filing. The company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $500,000 and bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy is included in Exhibit 6.14 to this filing. The company also received a loan from Saleem Zaheer, a consultant and shareholder of the company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer is included in Exhibit 6.15 to this filing.

Currently, the company requires additional capital to continue operations. If we do not receive funding from private investors or our Regulation A Offering, we anticipate that the company will run out of funding in the second half of 2018 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the company at different terms than those in the Regulation A Offering and may include secondary resales by affiliates and others in accordance with securities laws.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the production of both a 60% scale and full scale flying proof of concept aircraft. The 60% scale prototype is currently in production and is expected to complete its first flight before the end of 2018. The full scale aircraft is expected to take approximately 2.0 years to produce and the company will require $25 million in total funding during this period. Once the full scale proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 4 to 5 years and require at least $175 million in additional funding after completion of the proof of concept.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of the management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. We have continued to move forward in each effort in 2018 despite funding below our targeted level.

We will continue our design and development efforts by engaging key supply partners to assist in the creation of both the 60% scale and full scale proof of concept aircraft. These aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, batteries, transmission and fly-by- wire system. Key milestones for this process will include:

•	Complete and fly the 60% scale proof of concept aircraft

•	Initiate dialogue with vendors of key components of the full scale proof of concept aircraft

•	Commission and complete trade studies

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•	Complete preliminary design of critical path systems

•	Complete and fly the aircraft

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Build and fly a subscale airplane

•	Attend and exhibit at major international trade shows

•	Receive additional refundable, deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. To date, the company has received orders and deposits for 59 aircraft representing almost $386 million of future revenue.

The milestones identified above assume that we are able to raise the full $22.5 million from the current Regulation A Offering. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise in the current Regulation A Offering. As a result, we do not anticipate needing to raise additional funds in the six months after the completion of the Current Regulation A Offering. We will need additional capital to complete our development of the proof of concept and beyond as discussed above and are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

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OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

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INTERIM FINANCIAL STATEMENTS

The balance sheets of XTI Aircraft Company for the six-months ended June 30, 2018 and fiscal year ended December 31, 2017, and the statements of operations, and cash flows of XTI Aircraft Company for the six-months ended June 30, 2018 and 2017 are included in this semi-annual report. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

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XTI AIRCRAFT COMPANY

Balance Sheets -

As of June 30, 2018 (Unaudited) and December 31, 2017

Statement of Operations and Statements of Cash Flows -

For the Six Months Ended June 30, 2018 (Unaudited) and 2017 (Unaudited)

XTI AIRCRAFT COMPANY

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XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2018	December 31,
	(Unaudited)	2017

Assets

Current assets
Cash	$361,897	$436,973
Deposits	-	-
Escrow – Fund America	65,503	65,503
Prepaids	-	-
Total current assets	427,400	502,476

Non-current assets
Patent, Net	158,954	91,940
Trademarks	7,518	7,518
Total non-current assets	166,472	99,458

Total assets	$593,872	$601,934

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$276,671	$139,684
Accounts payable - related party	476,177	527,809
Customer Deposit	85,000	75,000
Accrued interest	124,001	77,944
Convertible notes - related party	1,336,154	1,281,866
Revolving line-of-credit - related party	158,083	180,063
Warrant liability	150,804	150,804
Total current liabilities	2,606,890	2,433,170

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2018 and December 31, 2017, and 38,063,553 and 37,455,017 shares issued and outstanding, respectively	38,063	37,455
Additional paid-in capital - contribution from stockholder	4,670,376	3,433,215
Retained deficit	(6,721,457)	(5,301,896)
Total stockholders’ deficit	(2,013,018)	(1,831,236)

Total liabilities and stockholders’ deficit	$593,872	$601,934

See notes to financial statements.

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XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended
	June 30,
	(Unaudited)
	2018	2017

Operating expenses
Conceptual design	$415,800	$119,673
Sales and marketing	21,398	21,535
General and administrative	882,019	184,533
Total operating expenses	1,319,217	325,741

Operating loss	(1,319,217)	(325,741)

Interest expense	(100,345)	(15,747)

Net loss	$(1,419,562)	$(341,488)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

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XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended
	June 30,
	(Unaudited)
	2018	2017

Cash flows from operating activities
Net loss	$(1,419,562)	$(341,488)
Adjustments to reconcile net loss to net cash used in operating activities
Accretion of debt discount to interest expense	54,288	-
Stock issuance for compensation	130,000	-
Stock compensation	489,243	-
Changes in operating assets and liabilities
Deposits	-	-
Patents, Net	(67,013)	(2,998
Prepaids	-	-
Trademark	-	-
Accounts payable	136,987	406
Accounts payable - related party	(51,632)	5,631)
Customer Deposit	10,000	20,000
Accrued interest	46,057	15,747
	747,930	38,786
Net cash used in operating activities	(671,632)	(302,702)

Cash flows from financing activities
Proceeds from convertible notes	-	-
Proceeds from Reg A offering, net	286,586	168,970
Proceeds held in escrow	-	3,350
Revolving line-of-credit, net	(21,980)	85,000
Proceeds from common stock issuance	331,950	-
Net cash provided by financing activities	596,556	257,320

Net increase in cash	(75,076)	(45,382

Cash - beginning of period	436,973	67,326

Cash - end of period	$361,897	$21,943

See notes to financial statements.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. This vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since our inception, we have been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development. We are considered to be a development stage company since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2018, the Company has cash totaling $361,897, current liabilities totaling $2,606,890, and inception-to-date losses totaling $6,721,457, raising significant doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, XTI’s plan is to expand its financing plans to include potential additional closings under proposed Regulations A+, as set forth in regulations proposed by the Securities and Exchange Commission. Nonetheless, to date we have not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that we will be able to secure additional debt or equity financing, that we will be able to obtain positive cash flow operations, or that, if we are successful in any of those actions, those actions will produce adequate cash flow to enable us to meet our future obligations. If we are unable to obtain additional debt or equity financing, we may be required to reduce or cease operations. The inability or failure to do so could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of June 30, 2018 and December 31, 2017, $35,505 of patents had been awarded. Amortization expense of $2,403 and $0 has been recorded for the six month period ended June 30, 2018 and 2017, respectively. For pending patents and trademarks, the Company will begin amortizing over their respective useful lives once awarded.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the six months ended June 30, 2018 and 2017, the Company incurred conceptual design cost expenses of $415,800 and $119,673, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the six months ended June 30, 2018 and 2017, the Company incurred advertising and promotion expenses of $21,398 and $21,535, respectively. As of June 30, 2018 and 2017, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2018.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2018 and 2017.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2018 and through the date the financials were available to be issued has not been repaid by the Company. Effective January 1, 2018 the interest rate per terms of the agreement increases to 10% per annum. As of June 30, 2018 and December 31, 2017, the balance on the revolving line-of-credit was $158,083 and $180,063, respectively.

Note 3 – Convertible Notes – Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of June 30, 2018 and December 31, 2017, the outstanding balance was $763,176.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion. As of June 30, 2018 and December 31, 2017, the outstanding balance was $97,268.

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $500,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date noted below.

The convertible note matures upon the earlier of:

•	60 days after the Company flies its first prototype of the TriFan 600; or

•	December 31, 2018

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date noted below.

The convertible note matures upon the earlier of:

•	60 days after the Company flies its first prototype of the TriFan 600; or

•	December 31, 2018

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 4 – Stockholders’ Equity

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock with a par value of $0.001.

On January 1, 2015, the Company granted 10,869,565 shares to the Company’s Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock. At various times during 2015, the Company’s Founder contributed a total of $272,370 and was granted 24,900,000 shares of common stock.

On September 23, 2016, the Company completed an initial close under its Reg A filing. The Company sold 559,274 shares of common stock at a value of $1.00 per share for gross proceeds of $559,274 to 243 different individual investors. As of June 30, 2018, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet.

In conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $0.30 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash.

During 2017, the Company completed additional closings under its Reg A Filing and sold 378,678 shares of common stock at a value of $1.00 per share for gross proceeds of $378,678. During the first six months of 2018, the Company completed additional closings under its Reg A Filing and sold 286,586 shares of common stock at a value of $1.00 per share for gross proceeds of $286,586. As of June 30, 2018, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet.

The Company issued 50,500 additional warrants to the same service provider during 2017. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $40,259, with the remaining $312,937 net proceeds received during 2017 from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 6 for discussion of fair value.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

On October 21, 2017 the Company issued 2,230,954 stock options to employees and consultants. Each option was fully vested on the date of grant with an exercise price of $1.00 and expire 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: stock price - $1.00; exercise price - $1.00; expected term - 5 years; volatility - 100.6%; risk free yield - 2.03%; dividend rate - 0%. The grant date fair value for the options was $1,678,301 which was recorded as stock based compensation for the year ended December 31, 2017.

During 2018, the Company issued an additional 588,346 stock options and 60,000 warrants to employees and consultants. The Company valued the stock options and warrants using the same assumptions as used for the issuances in 2017. The grant date fair value for the options and warrants was $489,243 which was recorded as stock based compensation for the six-months ended June 30, 2018.

Note 5 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit and convertible notes.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

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XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 5 - Related Party Transactions (continued)

The Company also conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the six months ended June 30, 2018 and 2017, the Company paid this vendor $27,182 and $18,722, respectively. The Company owed this vendor $37,000 and $46,000 as of June 30, 2018 and December 31, 2017, respectively.

The Company also performs legal work with another consultant and stockholder’s firm. For the six months ended June 30, 2018 and 2017, the Company paid this vendor $0 and $0, respectively. The Company owed this vendor $270,146 and $270,146 as of June 30, 2018 and December 31, 2017, respectively.

The Company conducts business with one of the Company’s officers and Board members who currently serves as the Company’s CEO. For the six months ended June 30, 2018 and 2017, the Company paid this vendor $165,326 and $109,076, respectively. The Company owed this vendor $75,000 and $50,447as of June 30, 2018 and December 31, 2017.

Note 6–Subsequent Events

The Company filed a Form 1-A with the Securities and Exchange Commission (“SEC”) in order to qualify a new offering of common stock of up to $22.5 million. This offering was qualified by the SEC on August 21, 2018.

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INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) — September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. — September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment — November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody — October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP — May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino — January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott — January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson — January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino — August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody — August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino — September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino — December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.16	Posting Agreement with StartEngine Crowdfunding, Inc. – June 27, 2018 (20)
Exhibit 7	Assignment and Assumption Agreement — July 30, 2013 (21)

(1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418039859/tv495253_ex4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

15

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the company’s Form 1-K available here,

https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the company’s Form 1-K available here,

https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the company’s Form 1-A available here,

https://www.sec.gov/Archives/edgar/data/1638850/000114420418039859/tv495253_ex6-16.htm.

(21) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

16

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company

By David E. Brody,

Signature:	/s/ David E. Brody
Chairman of the Board

Date: September 28, 2018

This semi-annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman

Date: September 28, 2018

/s/ Robert J. LaBelle
Robert J. LaBelle, CEO and Director

Date: September 28, 2018

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer

Date: September 28, 2018

/s/ Robert Denehy
Robert Denehy, Director

Date: September 28, 2018

17